UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Transcept Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89354 M 10 6

(CUSIP Number)

W. STEPHEN HOLMES III

INTERWEST PARTNERS

2710 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

13D

CUSIP No. 89354 M 10 6

1.	Name of reporting persons InterWest Partners IX, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,983,884 shares of Common Stock (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,983,884 shares of Common Stock (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,983,884 shares of Common Stock (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 10.5% (3)
14.	Type of reporting person (see instructions) PN

(1)	This Schedule 13D is filed by InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Bruce A. Cleveland (“Cleveland”), Nina Kjellson (“Kjellson”), Khaled A. Nasr (“Nasr”), and Douglas A. Pepper (“Pepper”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson, Nasr and Pepper are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2014.

2.

13D

CUSIP No. 89354 M 10 6

1.	Name of reporting persons InterWest Management Partners IX, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,027,284 shares of Common Stock (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 2,027,284 shares of Common Stock (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,027,284 shares of Common Stock (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 10.8% (3)
14.	Type of reporting person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Of these shares, 1,983,884 are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. The remaining 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares.
(3)	This percentage set forth on the cover sheets is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Commission on May 5, 2014.

3.

13D

CUSIP No. 89354 M 10 6

1.	Name of reporting persons Bruce A. Cleveland
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,027,284 shares of Common Stock (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,027,284 shares of Common Stock (2)
11.	Aggregate amount beneficially owned by each reporting person 2,027,284 shares of Common Stock (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 10.8% (3)
14.	Type of reporting person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Of these shares, 1,983,884 are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. The remaining 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares. Cleveland owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Commission on May 5, 2014.

4.

13D

CUSIP No. 89354 M 10 6

1.	Name of reporting persons Philip T. Gianos
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,027,284 shares of Common Stock (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,027,284 shares of Common Stock (2)
11.	Aggregate amount beneficially owned by each reporting person 2,027,284 shares of Common Stock (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 10.8% (3)
14.	Type of reporting person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Of these shares, 1,983,884 are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. The remaining 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares. Gianos owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Commission on May 5, 2014.

5.

13D

CUSIP No. 89354 M 10 6

1.	Name of reporting persons W. Stephen Holmes III
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,027,284 shares of Common Stock (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,027,284 shares of Common Stock (2)
11.	Aggregate amount beneficially owned by each reporting person 2,027,284 shares of Common Stock (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 10.8% (3)
14.	Type of reporting person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Of these shares, 1,983,884 are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. The remaining 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares. Holmes owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Commission on May 5, 2014.

6.

13D

CUSIP No. 89354 M 10 6

1.	Name of reporting persons Nina S. Kjellson
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 2,027,284 shares of Common Stock (2)
	9.	Sole dispositive power
	10.	Shared dispositive power 2,027,284 shares of Common Stock (2)
11.	Aggregate amount beneficially owned by each reporting person 2,027,284 shares of Common Stock (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 10.8% (3)
14.	Type of reporting person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Of these shares, 1,983,884 are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. The remaining 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares. Kjellson owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Commission on May 5, 2014.

7.

13D

CUSIP No. 89354 M 10 6

1.	Name of reporting persons Gilbert H. Kliman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,027,284 shares of Common Stock (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,027,284 shares of Common Stock (2)
11.	Aggregate amount beneficially owned by each reporting person 2,027,284 shares of Common Stock (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 10.8% (3)
14.	Type of reporting person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Of these shares, 1,983,884 are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. The remaining 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares. Kliman owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Commission on May 5, 2014.

8.

13D

CUSIP No. 89354 M 10 6

1.	Name of reporting persons Khaled A. Nasr
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,027,284 shares of Common Stock (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,027,284 shares of Common Stock (2)
11.	Aggregate amount beneficially owned by each reporting person 2,027,284 shares of Common Stock (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 10.8% (3)
14.	Type of reporting person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Of these shares, 1,983,884 are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. The remaining 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares. Nasr owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Commission on May 5, 2014.

9.

13D

CUSIP No. 89354 M 10 6

1.	Name of reporting persons Arnold L. Oronsky
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,027,284 shares of Common Stock (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,027,284 shares of Common Stock (2)
11.	Aggregate amount beneficially owned by each reporting person 2,027,284 shares of Common Stock (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 10.8% (3)
14.	Type of reporting person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Of these shares, 1,983,884 are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. The remaining 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares. Oronsky owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Commission on May 5, 2014.

10.

13D

CUSIP No. 89354 M 10 6

1.	Name of reporting persons Douglas A. Pepper
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,027,284 shares of Common Stock (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,027,284 shares of Common Stock (2)
11.	Aggregate amount beneficially owned by each reporting person 2,027,284 shares of Common Stock (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row 11 10.8% (3)
14.	Type of reporting person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Of these shares, 1,983,884 are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. The remaining 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares. Pepper owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Commission on May 5, 2014.

11.

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends the Schedule 13D filed with the Securities and Exchange Commission on September 28, 2011 (the “Original Schedule 13D”), and relates to shares of common stock, par value $0.001 per share (“Common Stock”) of Transcept Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report a series of related agreements to acquire shares of Common Stock of the Issuer in a private transaction directly from the Issuer entered into on June 30, 2014 (the “Purchase Agreement”) in connection with the proposed merger with Paratek Pharmaceuticals, Inc (“Paratek”). The number of securities beneficially owned by the Reporting Persons will remain unchanged until the closing of this transaction.

Items 2, 4, 5 and 6 of the Original Schedule 13D are hereby amended and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in full as follows:

a)	The persons and entities filing this statement are InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Bruce A. Cleveland (“Cleveland”), Nina Kjellson (“Kjellson”), Khaled A. Nasr (“Nasr”), and Douglas A. Pepper (“Pepper”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson, Nasr and Pepper are herein collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are United States citizens; InterWest IX is a California limited partnership and IMP IX is a California limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP IX (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

On June 30, 2014, the Issuer entered into the Agreement and Plan of Merger and Reorganization with Paratek (the “Merger Agreement”), pursuant to which the Issuer and Paratek agreed to merge (the “Merger”), subject to the satisfaction or waiver of the closing conditions. The Reporting Persons have agreed to vote their common stock of the Issuer in favor of the Merger pursuant to the Support Agreement, attached as Exhibit C hereto. The Support Agreement also places certain restrictions on the transfer of the common stock of the Issuer held by InterWest IX and covenants on the voting of such shares against any actions that could adversely affect the consummation of the Merger.

12.

Additionally, on June 30, 2014, InterWest IX agreed to purchase 5,141,388 additional shares of common stock of the successor of the Issuer following the Merger at a purchase price of $0.778 per share, pursuant to the Subscription Agreement attached hereto as Exhibit D. InterWest IX has agreed to purchase these shares for investment purposes with the aim of increasing the value of its investments and the Issuer.

The foregoing descriptions of the Merger Agreement, the Purchase Agreement and the Support Agreement are qualified in their entirety to the full text of each of the agreements, which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in full as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
InterWest IX	1,983,884	1,983,884	0	1,983,884	0	1,983,884	10.5%
IMP IX (2)	0	2,027,284	0	2,027,284	0	2,027,284	10.8%
Cleveland (2)	0	0	2,027,284	0	2,027,284	2,027,284	10.8%
Gianos (2)	0	0	2,027,284	0	2,027,284	2,027,284	10.8%
Holmes (2)	0	0	2,027,284	0	2,027,284	2,027,284	10.8%
Kjellson (2)	0	0	2,027,284	0	2,027,284	2,027,284	10.8%
Kliman (2)	0	0	2,027,284	0	2,027,284	2,027,284	10.8%
Nasr (2)	0	0	2,027,284	0	2,027,284	2,027,284	10.8%
Oronsky (2)	0	0	2,027,284	0	2,027,284	2,027,284	10.8%
Pepper (2)	0	0	2,027,284	0	2,027,284	2,027,284	10.8%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	Of these shares, 1,983,884 are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. The remaining 43,400 shares are issuable upon exercise of a stock option held by a former Venture Member of IMP IX within 60 days of the date of this filing. Pursuant to the separation agreement between the former Venture Member and the InterWest Entities, IMP IX is entitled to direct the former Venture Member’s exercise of the option and the voting and disposition of the underlying shares, and IMP IX is entitled to any proceeds resulting from the exercise of this option and sale of the underlying shares.
(3)	This percentage is calculated based on 18,855,158 shares of the Common Stock outstanding as of May 2, 2014, as disclosed in the Issuer’s Form 10-Q filed with the Commission on May 5, 2014.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

On June 30, 2014, InterWest IX entered into a lock-up agreement, attached hereto as Exhibit E, as a condition of the Merger Agreement. Pursuant to this lock-up agreement, InterWest IX has agreed not to dispose of its shares of the post-merger successor to the Issuer for a period of 90 days following the Merger, subject to certain exceptions.

13.

The foregoing description of the lockup agreement is qualified in their entirety to the full text of the agreement, which is incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Agreement and Plan of Merger and Reorganization.

C.	Support Agreement.

D.	Subscription Agreement for the purchase of common stock of the successor to the Issuer.

E.	Lock-up Agreement relating to the Agreement and Plan of Merger and Reorganization.

14.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2014

INTERWEST PARTNERS IX, L.P.

By:	InterWest Management Partners IX, LLC
Its:	General Partner

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Philip T. Gianos

/s/ W. Stephen Holmes III
W. Stephen Holmes III

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Arnold L. Oronsky

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Bruce A. Cleveland

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Nina Kjellson

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Douglas A. Pepper

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

15.

SCHEDULE I

Managers:

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Arnold L. Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Venture Members:

Bruce A. Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Nina S. Kjellson

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Douglas A. Pepper

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

16.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

B.	Agreement and Plan of Merger and Reorganization.

C.	Support Agreement.

D.	Subscription Agreement for the purchase of common stock of the successor to the Issuer.

E.	Lock-up Agreement relating to the Agreement and Plan of Merger and Reorganization.

17.